Exhibit 12
LEVI STRAUSS & CO. AND SUBSIDIARIES

Statements re: Computation of Ratio of Earnings to Fixed Charges

	Year Ended
	November 26, 2017		November 27, 2016		November 29, 2015		November 30, 2014		November 24, 2013
	(Dollars in thousands)
Earnings:
Income before income taxes	$348,781		$407,260		$310,398		$153,854		$322,613
Add: Fixed charges	142,581		142,458		146,500		182,831		195,071
Add: Amortization of capitalized interest	951		869		958		1,040		876
Subtract: Capitalized interest	583		1,085		1,121		905		1,201
Total earnings	$491,730		$549,502		$456,735		$336,820		$517,359
Fixed Charges:
Interest expense (includes amortization of debt discount and costs)	$68,603		$73,170		$81,214		$117,597		$129,024
Capitalized interest	583		1,085		1,121		905		1,201
Interest factor in rental expense(1)	73,395		68,203		64,165		64,329		64,846
Total fixed charges	$142,581		$142,458		$146,500		$182,831		$195,071
Ratio of earnings to fixed charges	3.4	x	3.9	x	3.1	x	1.8	x	2.7	x
______________

(1)	Utilized an assumed interest factor of 33% in rental expense.